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June 3, 2016	Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ms. Laura Nicholson
Special Counsel
Office of Transportation and Leisure

Re:	Virgin America Inc.
Preliminary Proxy Statement on Schedule 14A (File No. 001-36718)

Dear Ms. Nicholson:

On behalf of Virgin America Inc. (the “Company”), we are hereby filing Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A, File No. 001-36718 (the “Amended Proxy Statement”). The Amended Proxy Statement reflects the Company’s responses to the comments set forth in the letter received by the Company on May 19, 2016 from the staff of the United States Securities and Exchange Commission (the “Commission,” and such staff, the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the marked copy of the Amended Proxy Statement.

For your convenience, we have enclosed a courtesy package that includes two clean copies of the Amended Proxy Statement and two copies of the Amended Proxy Statement that have been marked to show changes made to the originally filed Proxy Statement.

Interests of Our Directors, Executive Officers and Affiliates in the Merger, page 5

1.	This section did not include a reference to Alaska Air Group, Inc. Instruction 3(a)(vi) to Item 4 of Schedule 14A identifies “any person who solicits proxies” as a participant. Given Alaska Air Group’s consistent reliance on Rule 14a-12, it appears as though Alaska Air Group should be identified as a participant in this proxy statement. Please provide the disclosures required by Items 4(a)(2) and 5(a) of Schedule 14A, or advise.

June 3, 2016

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that Alaska Air Group, Inc. (“Alaska Air Group”) is not a participant in the Company’s solicitation of proxies for purposes of Items 4(a)(2) and 5(a)(2) of Schedule 14A. The Company acknowledges that Instruction 3(a)(vi) of Item 4 of Schedule 14A instructs that, for purposes of determining the “participants” in a proxy solicitation, “any person who solicits proxies” is deemed to be a participant. The Company further acknowledges that Alaska Air Group has previously relied upon Rule 14a-12 to the extent that it “may be deemed” to be a participant in the solicitation of proxies from the Company’s stockholders in connection with certain of its written communications that could be considered a solicitation. However, Alaska Air Group has not been authorized or requested to participate or otherwise participated in the solicitation of proxies in furtherance of the Company’s solicitation or furnished a form of proxy to any stockholders of the Company and therefore is not currently and will not be a participant in the Company’s solicitation of proxies based on Instruction 3(a)(vi) to Items 4 and 5 of Schedule 14A. In addition, the Company understands from its discussions with Alaska Air Group that Alaska Air Group also does not believe it is a participant in the Company’s solicitation, but has filed certain of its communications with the Commission under Rule 14a-12 out of an abundance of caution in the event the Commission were to take the position that Alaska Air Group is a participant in the solicitation and that the communications relating to the proposed merger are solicitation materials.

2.	Please disclose here the total amounts your directors and executive officers may potentially receive in connection with the proposed merger, including potential change in control payments. In addition, please disclose in this section the amounts that stockholders affiliated with certain of your directors may receive as a result of the merger, as described on page 52.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 5, 6 and 7 of the Amended Proxy Statement as requested.

Questions and Answers About the Merger and the Special Meeting, page 12

3.	Please add a question and answer that addresses the factors that the board considered in determining to enter into the merger agreement and its rationale for approving the transaction. Disclose a brief summary of the material positive and negative factors that the board considered in approving the transaction.

Response: In response to the Staff’s comment, the Company has revised pages 17 and 18 of the Amended Proxy Statement as requested.

How does the Merger Consideration compare to the market price, page 15

4.	Consistent with your disclosure on page 5 and elsewhere, please also disclose here how the per share merger consideration compares with the market price of your common stock as of the most recent practicable date.

June 3, 2016

Response: In response to the Staff’s comment, the Company has revised page 16 of the Amended Proxy Statement as requested.

Background of the Merger, page 28

5.	Please provide us with copies of all board books and other materials prepared by Evercore Group, L.L.C. and provided to the board of directors in connection with Evercore’s fairness opinion. Please also provide us with copies of all board books and other materials prepared by Seabury Aviation Consulting LLC in connection with its analysis provided to the board of directors.

Response: In response to the Staff’s comment, the confidential board book prepared by Evercore Group L.L.C. (“Evercore”) in connection with its fairness opinion and presented to the Company’s board of directors at its meeting in the evening of April 1, 2016, as described in the Amended Proxy Statement, and the synergy analysis prepared by Seabury Aviation Consulting LLC (“Seabury”) as reviewed by Company management with the Company’s board of directors at its meeting on February 25, 2016, as described in the Amended Proxy Statement, are being provided directly to the Staff by Latham & Watkins LLP, as counsel to the Company, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. Such materials are being provided together with a request that such materials be returned promptly following completion of the Staff’s review thereof. By separate letter, request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 has been made by Latham & Watkins LLP, as counsel to the Company. Such materials are not, and will not be, filed with or deemed to be part of the Amended Proxy Statement, including any amendments thereto.

6.	Please furnish the information required by Item 1015(b) of Regulation M-A regarding the Seabury analysis of the strategic rationale, revenue synergies and cost synergies of a combination transaction, or tell us why you believe that such information is not required. Refer to Item 14(b)(6) of Schedule 14A.

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that it does not believe that the analysis prepared by Seabury of the cost and revenue synergies likely to be obtained in a merger with each of Alaska Air Group, Company A and Company B, as reviewed by Company management with the Company’s board of directors at its meeting on February 25, 2016, constitutes a “report, opinion or appraisal materially related to the transaction” for purposes of Item 14(b)(6) of Schedule 14A, among other reasons, because those materials do not relate to the terms of the transaction approved by the Company’s board of directors and on which the Company’s stockholders are being asked to vote. Such analysis was used by the Company solely to support its expectations regarding the potential strategic rationale for each such bidder of an acquisition of the Company and to give the Company’s board of directors further insight as to which bidder could offer the most potential value to stockholders in connection with a potential transaction. Since the consideration to the Company’s stockholders in

June 3, 2016

connection with the proposed merger with Alaska Air Group consists solely of cash, any synergies that may be achieved in connection such merger will be received directly by Alaska Air Group and have no impact on the value received by the Company’s stockholders in connection with the transaction. Accordingly, Seabury’s synergy analysis was not used by Evercore in connection with its fairness opinion or by the Company’s board of directors in approving the merger with Alaska Air Group and recommending that stockholders vote for the adoption of the merger agreement. The Company believes that a detailed description of such analysis would be immaterial and potentially confusing to the Company’s stockholders since they are not being asked to consider a transaction with Alaska Air Group on terms impacted by the potential synergies that could be realized by Alaska Air Group.

In response to the Staff’s comment, the Company has also revised pages 31, 32 and 33 of the Amended Proxy Statement to provide further detail regarding Seabury’s engagement and synergy analysis, as well as to clarify how such analysis was used by the Company’s board of directors.

Summary of Evercore’s Financial Analysis, page 41

7.	We note your disclosure that Evercore selected the companies included in the selected peer group public trading analysis because it believed that they had characteristics that were instructive for purposes of its analysis. Please revise to identify such characteristics.

Response: In response to the Staff’s comment, the Company has revised page 43 of the Amended Proxy Statement as requested.

8.	We note your disclosure that with respect to the selected transactions analysis, Evercore chose the precedent transactions it deemed to be relevant transactions in the North American airline industry, and excluded transactions involving regional airlines and minority investments from its analysis. Please tell us whether any additional transactions that fit the criteria for the selected transactions analysis were not used, and, if so, why not.

Response: In response to the Staff’s comment, the Company confirms that no transactions that fit the criteria for the selected transaction analysis were excluded from the precedent transaction analysis.

9.	We note that the chart on page 44 includes the following reference: “Adjusted Transaction Value as a Multiple of LTM.” Please revise to provide the meaning of “LTM” in this context.

Response: In response to the Staff’s comment, the Company has revised page 47 of the Amended Proxy Statement as requested.

Miscellaneous, page 46

June 3, 2016

10.	Please disclose whether the board of directors determined the amount of consideration to be paid or whether Evercore recommended the amount of consideration to be paid. Refer to Item 1015(b)(5) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised page 49 of the Amended Proxy Statement as requested.

* * *

The Company’s acknowledgment of the statements for which the Staff requested acknowledgment in the Comment Letter is set forth in Annex A to this letter. We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax to my attention at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

Tad J. Freese

of LATHAM & WATKINS LLP

cc:	C. David Cush, Virgin America Inc.
Peter D. Hunt, Virgin America Inc.
John J. Varley, Virgin America Inc.

Annex A

On behalf of Virgin America Inc. (the “Company”) and in connection with the filing of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, File No. 001-36718 (the “Proxy Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Proxy Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Virgin America Inc.

By:	/s/ John J. Varley
Name:	John J. Varley
Title:	Senior Vice President, General Counsel and Secretary

Date: June 3, 2016